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                         [FRESENIUS MEDICAL CARE LOGO]


                                 PRESS RELEASE




                                        May 29, 2001
                                        Oliver Heieck, Corporate Communications
                                        Tel.: +49-6172-6082101
                                        Fax: +49-6172-6082294
                                        e-mail: pr-fmc@fmc-ag.de
                                        www.fmc-ag.com


FRESENIUS MEDICAL CARE AG ANNOUNCES OFFERINGS
OF TEN YEAR BONDS



     PROCEEDS WILL BE USED TO REDUCE COMPANY'S SENIOR BANK CREDIT FACILITY, TO INCREASE ITS FINANCIAL FLEXIBILITY AND FOR GENERAL CORPORATE PURPOSES



     Bad Homburg, Germany (May 29, 2001). Fresenius Medical Care AG (NYSE: FMC & FMSpr, Frankfurt Stock Exchange: FME & FME3) today announced that it intends to sell US$ 200 million and Euro 200 million of Trust Preferred Securities due 2011. These securities will be essentially the same as and rank PARI PASSU with the Company's outstanding 9% US dollar-denominated Trust Preferred Securities due 2006 and the 7 7/8% US dollar-denominated and the 7 3/8% Deutsche Mark-denominated Trust Preferred Securities due 2008. Proceeds from the offerings will be used to reduce borrowings under the Company's senior bank credit facility, to increase its financial flexibility and for general corporate purposes.



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     The proposed offering will not be registered under the Securities Act of
1933, but will be offered in the United States pursuant to an exemption from registration under Rule 144 A, as well as outside the United States under Regulation S. The Company expects to launch the US dollar-denominated tranche on May 29, 2001 with pricing on May 30, 2001 and to launch and complete the Euro-denominated tranche in mid-June.



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     Fresenius Medical Care AG (Frankfurt Stock Exchange: FME and FME3, NYSE:
FMS and FMSpr) is the world's leading provider of dialysis products and medical care for patients with chronic renal failure. Around the globe, 98,600 dialysis patients are treated by Fresenius Medical Care in more than 1,350 dialysis clinics.